MANAGEMENT AGREEMENT

IN CONSIDERATION of the covenants herein contained, Dakota UPREIT Limited Partnership, or its assigns (hereinafter called "OWNER"), and Lloyd Property Management (hereinafter called "AGENT"), agrees as follows:

1. The OWNER hereby employs the AGENT exclusively to rent and manage the property (hereinafter called the "Premises") known as **2804-2808 and 2812-2818 South Louise Avenue in the City of Sioux Falls, State of South Dakota, Minnehaha County.**

2. THE AGENT AGREES:

2.1 To accept the management of the Premises, to the extent, for the period, and upon the terms herein provided and agrees to furnish the services of its organization for the rental operation and management of the Premises.

2.1 To hire, discharge, and pay all maintenance staff, janitors, and other employees; to make or cause to be made all ordinary repairs and replacements necessary to preserve the Premises in its present condition and for the operating efficiency thereof and all alterations required to comply with lease requirements, and to do decorating on the Premises; to negotiate contracts for nonrecurring items not exceeding $3,500 and to enter into agreements for all necessary repairs, maintenance, minor alterations, and utility services; and to purchase supplies and code and approve bills. AGENT shall secure the approval of the OWNER for any alterations or expenditures in excess of $3,500.00 for any one item, except monthly or recurring operating charges and emergency repairs in excess of the maximum, if in the opinion of the AGENT such repairs are necessary to protect the Premises from damage or to maintain services to the tenants as called for by their tenancy.

2.2 The AGENT shall promptly investigate and make a full written report to the OWNER as to all accidents or claims for damage relating to the ownership, operation, and maintenance of the Premises, including any damage or destruction of the Premises, the estimated costs of repair, and shall cooperate and make any and all reports required by any insurance company in connection therewith.

2.3 To make contracts for garbage and trash removal, grounds maintenance, extermination, snow removal, and other necessary services, subject to the approval of the OWNER. Further, the AGENT shall place orders for such equipment, tools, appliances, materials, and supplies as are necessary to maintain and repair the Premises properly. When taking bids or issuing purchase orders, the AGENT shall act at all times in the best interests of the OWNER and shall be under a duty to secure for and credit to the OWNER any discounts, commissions or rebates obtainable as a result of such purchases.

3. THE OWNER AGREES:

To give the AGENT the following authority and powers (all or any of which may be exercised in the name of the OWNER) and agrees to assume all expenses in connection therewith:

3.1 To advertise the Premises or any part thereof; to display signs thereon and to rent the same; to cause references of prospective tenants to be investigated; to sign leases and to renew and/or cancel the existing leases and prepare and execute the new leases per the commissions stated in Section 5.2; provided, however, that the AGENT may collect from tenants all or any of the following: a late rent administrative charge, a non-negotiable check charge, credit report fee, a subleasing administrative charge and/or broker's commission; to terminate tenancies and to sign and service such notices as are deemed needful by the AGENT; to institute and prosecute actions to oust tenants and to recover possession of the Premises; to sue for and recover rent; and, when expedient, to settle, compromise, and release such actions or suits, or reinstate such tenancies. OWNER shall reimburse Agent for all expenses of litigation including attorney's fees, filing fees, and court costs when AGENT does not recover from tenants. AGENT, with OWNER'S approval, may select the attorney of its choice to handle such litigation.

3.2 To hire and discharge all maintenance staff, grounds maintenance, janitors, and other employees; to make or cause to be made all ordinary repairs and replacements necessary to preserve the Premises in its present condition and for the operating efficiency thereof and all alterations required to comply with lease requirements, and to do decorating on the Premises; to negotiate contracts for nonrecurring items not exceeding $3,500 and to enter into agreements for all necessary repairs, maintenance, minor alterations, and utility services; and to purchase supplies and pay all bills. AGENT shall secure the approval of the OWNER for any alterations or expenditures in excess of $3,500.00 for any one item, except monthly or recurring operating charges and emergency repairs in excess of the maximum, if in the opinion of the AGENT such repairs are necessary to protect the Premises from damage or to maintain services to the tenants as called for by their tenancy.

3.3 The AGENT shall not be required to advance any monies for the care or management of said property, and the OWNER agrees to advance all monies necessary therefore. If the AGENT shall elect to advance any money in connection with the property, the OWNER agrees to reimburse the AGENT forthwith and hereby authorizes the AGENT to deduct such advances from any monies due to the OWNER. The AGENT shall, upon instruction from the OWNER, impound reserves each month for the payment of real estate taxes, insurance, or any other special expenditure.

4. THE OWNER FURTHER AGREES:

4.1 To indemnify, defend, and save the AGENT harmless from all suits in connection with the Premises and from liability for damage to property and injuries to or death of any employee or other person whomsoever, and to carry at his (its) own expense public liability, elevator liability (if elevators are part of the equipment of the Premises), and workmen's compensation insurance naming the OWNER and the AGENT and adequate to protect their interest and in form, substance, and amounts reasonably satisfactory to the AGENT, as previously specified in paragraph 2.3.

4.2 To pay all expenses incurred by the AGENT, including, but not limited to, reasonable attorney's fees and AGENT's costs and time in connection with any claim, proceeding, or suit involving an alleged violation by the AGENT or the OWNER, or both, of any law pertaining to fair employment, fair credit reporting, environmental protection, rent control, taxes, or fair housing, including, but not limited to, any law prohibiting, or making illegal, discrimination on the basis of race, sex, creed, color, religion, national origin, mental or physical handicap, or familial status provided, however, that the OWNER shall not be responsible to the AGENT for any such expenses in the event the AGENT is finally adjudicated to have personally, and not in a representative capacity, violated any such law. Nothing contained herein shall obligate the AGENT to employ counsel to represent the OWNER in any such proceeding or suit, and the OWNER may elect to employ counsel to represent the OWNER in any such proceeding or suit. The OWNER also agrees to pay reasonable expenses (or an apportioned amount of such expenses where other employers of AGENT also benefit from the expenditure) incurred by the AGENT in obtaining legal advice regarding compliance with any law affecting the Premises or activities related thereto. 5.

THE OWNER AGREES TO PAY THE AGENT EACH MONTH:

5.1FOR MANAGEMENT: **Six Hundred and Twenty-Five US Dollars ($625.00) per month** during the time the agreement remain in full force and effect. An additional **Four Hundred and Fifty US Dollars ($450.00)** will come out of operations for a manager's salary. On each anniversary date of the commencement of this Management Agreement, ("the adjustment dates") the monthly amount payable for Manager's Salary during the preceding twelve (12) months may or may not be increased by a negotiated amount between Owner and Management Company. Owner will be made aware of the increase in writing sixty days (60) prior to the increase date. Maintenance/janitorial salary will be billed on an hourly basis at **$35.00 per hour** (with a maximum increase of 5% annum).

5.2 Commercial leasing: In addition to the 5.1 payment, Owner shall pay Agent a six percent (6%) leasing commission upon the execution of any new leases for the Premises. The six percent (6%) commission shall be based upon the gross rents to be received by Owner during the lease term. Agent agrees to list all such lease vacancies on the Lloyd Companies website and to pay a three percent (3%) portion of the leasing commission to the tenant's real estate agent if applicable. The renewal will be 1% of the new lease term.

6. IT IS MUTUALLY AGREED THAT:

6.1 The AGENT does not assume and is given no responsibility for compliance of any building on the Premises or any Equipment therein with the requirements of any statute, ordinance, law, or regulation of any governmental body or of any public authority or official thereof having jurisdiction, except to notify the OWNER promptly or forward to the OWNER promptly any complaints, warnings, notices, or summonses received by it relating to such matters. The OWNER represents that to the best of his (its) knowledge the Premises and such equipment comply with all such requirements and authorizes the AGENT to disclose the ownership of the Premises to any such officials and agrees to indemnify and hold harmless the AGENT, its representatives, servants and employees, of and from all loss, cost, expense, and liability whatsoever which may be imposed on them or any of them by reason of any present or future violation or alleged violation of such laws, ordinances, statutes or regulations. The AGENT shall obtain from the OWNER a complete set of plans and specifications and copies of all guarantees and warranties pertinent to construction, fixtures, and equipment. With the aid of this information and inspection by competent personnel, the AGENT shall thoroughly familiarize itself with the character, location, construction, layout, plan, and operation of the Premises and especially of the electrical, heating, plumbing, air conditioning and ventilating systems, and all other mechanical equipment.

7. This Agreement shall be in effect from the date of execution until it is cancelled by Owner or Agent. The agreement may be terminated by the mutual consent of either party as of the end of a calendar month, provided at least sixty (60) days advance written notice is given to each party.

8. In the event of termination of this Agreement, the OWNER and AGENT shall account to each other with respect to all matters outstanding as of the date of termination; the OWNER shall furnish the AGENT security against any outstanding obligations or liabilities which the AGENT may have incurred hereunder, and the AGENT shall turn over to the OWNER all records, documents or other instruments, waiting lists, and any and all other files and papers in its possession pertaining to the AGENT's performance under this AGREEMENT.

9. This Agreement shall inure to the benefit of and constitute a binding obligation upon the OWNER and AGENT, and their respective successors and assigns.

10. This agreement has been executed in counterpart copies, which are in all respects similar and each of which shall be deemed to be complete in itself so that any one may be introduced in evidence or used for any other purpose without the production of the other counterparts.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year written below.

Effective Date: February 1st, 2014

Dated February 6, 2014

WITNESS Owner

LLOYD PROPERTY MANAGEMENT

Dated February 11, 2014

WITNESS VP of Property Management